Mail Stop 3561

July 22, 2008

F.J. Buri, Esq.
Corporate Secretary
Alliant Energy Corporation
4902 North Biltmore Lane
Madison, Wisconsin 53718

> **Re: Interstate Power and Light Company**
> **Registration Statement on Form S-3**
> **Filed June 24, 2008**
> **File No. 333-151898**
>
> **Wisconsin Power and Light Company**
> **Registration Statement on Form S-3**
> **Filed June 24, 2008**
> **File No. 333-151911**

Dear Mr. Buri:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Interstate Power and Light Company Registration Statement on Form S-3

Exhibit 5 – Opinion of Foley & Lardner LLP

1. We note the language in numbered paragraph two that "[a]ll requisite action
    necessary to make any shares of Preferred Stock validly issued, fully paid and
    nonassessable will have been taken…." We also note similar language in
    numbered paragraph three with respect to the debt securities. This language does
    not clearly state the opinion of counsel that the preferred securities will be validly
    issued, fully paid and nonassessable and that the debt securities will be valid,
    legal and binding obligations on you once the conditions have been met. Please
    revise the language in numbered paragraphs two and three to clearly state the
    legal opinion being given with respect to both the preferred stock and the debt
    securities.

2. We note that counsel's opinion contains significant assumptions regarding the
    future issuance of the securities being registered. Please confirm that you will file
    an unqualified opinion each time a takedown occurs that omits all these
    assumptions. Please note that you may file the unqualified opinion under Rule
    462(d) or under cover of Form 8-K.

3. We note that counsel's opinion is limited to Wisconsin law; however, we note that
    the indenture governing the debt securities is governed by New York law. Please
    remove this limitation from your opinion. In the alternative, please provide us
    with your analysis as to how counsel can opine that the debt securities are valid,
    legal and binding obligations of the company if the opinion is limited to
    Wisconsin law.

Wisconsin Power and Light Company Registration Statement on Form S-3

Exhibit 5 – Opinion of Foley & Lardner LLP

4. Please address the above comments to the extent they are applicable.

******

As appropriate, please amend your registration statements in response to these
comments. You may wish to provide us with marked copies of the amendments to
expedite our review. Please furnish a cover letter with your amendments that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filings include all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, John Fieldsend, Attorney-Advisor, at (202) 551- 3343, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jessica Allen, Esq.
        Foley & Lardner LLP
        Via Facsimile